[redacted]

08030654

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UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 25 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XCU Capital Corporation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 Wake Forest Road
(No and Street)

Raleigh, (City) North Carolina (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lord (919) 839-~~8028~~ 5094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XCU Capital Corporation, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NC
County of Wake
Subscribed and sworn to (or affirmed) before me this 24 day of March, 2008 by Satisfactory evidence to be the person(s) who appeared before me.

RUTH ANN WEAVER NOTARY PUBLIC WAKE COUNTY, NC

Michael J Lord
Signature

CFO
Title

Ruth Ann Weaver Exp. Nov. 19, 2012
Notary Public
Ruth Ann Weaver

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
XCU Capital Corporation, Inc.:

We have audited the accompanying statements of financial condition of XCU Capital Corporation, Inc. (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XCU Capital Corporation, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 18, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

XCU Capital Corporation, Inc.
Statements of Financial Condition

	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 1,579,555	$ 898,184
Commissions receivable	19,671	552,469
Deposit with clearing organization	108,915	102,708
Property and equipment, net	–	69,299
Receivable from related parties	831,173	593,130
Receivable – other	–	304,829
Prepaid income taxes	15,106	–
Prepaid expenses	51,779	228,077
Deferred tax assets	38,465	172,600
Other assets	–	16,177
Total assets	$ 2,644,664	$ 2,937,473
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 62,680	$ 377,834
Commissions payable	42,862	596,037
Payable to related parties	5,943	176,174
Loans payable	–	13,082
Total liabilities	111,485	1,163,127
Stockholder's equity		
Common stock, $10 par value, 100,000 shares authorized, 13,000 shares issued and outstanding	130,000	130,000
Additional paid–in capital	2,627,431	2,627,431
Accumulated deficit	(224,252)	(983,085)
Total stockholder's equity	2,533,179	1,774,346
Total liabilities and stockholder's equity	$ 2,644,664	$ 2,937,473

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Operations

	For the Year Ended December 31, 2007	2006
Revenues		
Commission income	$12,527,424	$15,134,130
Marketing allowance	301,044	281,906
Consulting income	64,974	–
Interest income	66,642	69,660
Gain (loss) on disposal of asset	(982)	–
Other income	3,852,914	216,382
Total revenues	16,812,016	15,702,078
Expenses		
Employee compensation and benefits	1,626,982	1,738,538
Commissions, trading fees and floor brokerage	9,636,280	12,158,889
Communications	31,337	25,638
Occupancy & equipment rental	568,810	166,917
Interest expense	244	702
Taxes, licenses and fees, other than income taxes	134,487	193,998
Other operating expenses	2,183,027	1,738,809
Total expenses	14,181,167	16,023,491
Income (loss) before income taxes	2,630,849	(321,413)
Income tax expense (benefits)	872,016	(67,955)
Net income (loss)	$ 1,758,833	$ (253,458)

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid- In Capital	Accumulated Deficit	Total
Balance at December 31, 2005	$ 130,000	$ 2,627,431	$ (729,627)	$ 2,027,804
Net income (loss)	–	–	(253,458)	(253,458)
Balance at December 31, 2006	$ 130,000	$ 2,627,431	$ (983,085)	$ 1,774,346
Dividends	–	–	(1,000,000)	(1,000,000)
Net income (loss)	–	–	1,758,833	1,758,833
Balance at December 31, 2007	$ 130,000	$ 2,627,431	$ (224,252)	$ 2,533,179

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Cash Flows

	For the Year Ended December 31, 2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 1,758,833	$ (253,458)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	28,896	35,579
Deferred tax assets	134,135	(63,300)
(Gain) loss on sale of property & equipment	982	–
(Increase) Decrease in assets:		
Commissions receivable	532,798	(404,964)
Deposit with clearing organization	(6,207)	3,654
Receivable – other	304,829	152,151
Prepaid income taxes	(15,106)	–
Prepaid expenses and other assets	192,475	(36,430)
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	(315,154)	221,715
Commissions payable	(553,175)	353,028
Pension payable	–	(45,989)
Total adjustments	304,473	(215,444)
Net cash and cash equivalents provided by (used in) operating activities	2,063,306	(38,014)
Cash flows from investing activities:		
Purchase of property and equipment	(16,874)	(7,831)
Proceeds from sale of property and equipment	56,295	–
Additional deposit	–	(5,046)
Net cash and cash equivalents provided by (used in) investing activities	39,421	(12,877)
Cash flows from financing activities:		
Collection (issuance) of receivable from related party	(238,043)	(312,722)
Proceeds from (repayment of) payable to related parties	(170,231)	134,543
Repayment of loan payable	(13,082)	(10,129)
Dividends	(1,000,000)	–
Net cash and cash equivalents provided by (used in) financing activities	(1,421,356)	(188,308)
Net increase (decrease) in cash and cash equivalents	681,371	(239,199)
Cash and cash equivalents beginning of year	898,184	1,137,383
Cash and cash equivalents end of year	$ 1,579,555	$ 898,184

Supplemental disclosure of cash flow information:

Cash paid during the years ended December 31, 2007 and 2006, respectively

	2007	2006
Interest	$ 244	$ 702
Income taxes	$ 113,800	$ 800

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Notes to Financial Statements

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

XCU Capital Corporation, Inc. (the "Company") was incorporated in the State of California on April 7, 1987, under the name XCU Brokerage Services, Inc., as a broker/dealer in securities under the Securities and Exchange Act of 1934. In July of 1987, the Company changed its name to XCU Capital Corporation, Inc. The Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also earns commissions for asset management.

In September of 2007, the Company entered into an Institution Transfer Agreement, whereby the Company transferred its existing agreements and institutional relationships, including its interest in customer relationships, effecting a sale of nearly all of the Company's book of business. This sale will have a material impact on the Company's future revenues and expenses (See Note 9).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2007 and 2006, were $47,982 and $85,920, respectively.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 in cash and securities, with Pershing LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the average overnight repurchase agreement rate. The balances at December 31, 2007 and 2006, consist of the following:

	2007	2006
Cash and cash equivalents	$ 7,803	$ 2,765
U.S. Treasury Bill	101,112	99,943
Total deposit held at clearing organization	$ 108,915	$ 102,708

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2007	2006
Furniture	$ –	$ 72,922
Computers and software	–	201,268
Automobile	–	39,905
Leasehold improvements	–	2,165
	–	316,260
Accumulated depreciation	–	(246,961)
Total property and equipment, net	$ –	$ 69,299

Depreciation expense for the years ended December 31, 2007 and December 31, 2006, was $28,896 and $35,579 respectively. In 2007, the Company sold or disposed of all of its equipment after it entered into an Institution Transfer Agreement (Note 9), to facilitate a move of the Company (Note 11).

Note 4: RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. (the "Parent"), is the holding company for the Company and Focus Insurance Agency, Inc. ("Focus"). The Company has entered into agreements with credit unions, of which most own equity interest in the Parent, which allow the Company to operate its brokerage services on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned to the credit unions as an operating expense, included in commissions and floor brokerage.

At December 31, 2007 and 2006, the Company owed these credit unions $5,943 and $176,174, respectively, for their share of the Company's activities.

The Company shares office space, staff and equipment with the Parent and Focus. All operating expenses are paid by the Company, including rent, salaries and taxes. Expenses are then allocated between the companies monthly based on that month's activities. There is no written agreement between the companies on how the allocation is determined.

At December 31, 2007 and 2006, the Company was owed $831,173 and $593,130, respectively, from Focus and its Parent, for their share of the allocated operating expenses.

Note 5: PREPAID EXPENSES

The Company has included prepaid insurance, licenses and legal fees in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 6: INCOME TAXES

The significant components of deferred tax assets and liabilities at December 31, 2007 and 2006, are as follows:

	2007	2006
Deferred tax assets		
Contribution carryover	$ –	$ 800
Net operating loss	–	187,600
State income taxes	38,465	–
	38,465	188,400
Deferred tax liabilities		
Accumulated depreciation	–	(4,700)
State income taxes	–	(11,100)
	–	(15,800)
Net deferred tax assets (liabilities)	$ 38,465	$ 172,600

Note 6: INCOME TAXES (Continued)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

As discussed in note 1, the Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expenses (benefits) at December 31, 2007 and 2006, are comprised of the following:

	2007	2006
Current income tax expense (benefit)		
Federal	$ 699,391	$ (6,730)
State	171,420	2,075
Total current income tax expense (benefit)	870,811	(4,655)
Deferred income tax expense (benefit)		
Federal	(73,495)	(39,500)
State	74,700	(23,800)
Total deferred income tax expense (benefit)	1,205	(63,300)
Total provision for income tax expense (benefits)	$ 872,016	$ (67,955)

Note 7: PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and were $22,821 and $75,929, for the years ended December 31, 2007 and 2006, respectively.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has a line of credit agreement under which it may borrow up to $25,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There were no outstanding balances at December 31, 2007 and 2006.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Rent expense for the years ended December 31, 2007 and 2006, was $425,925 and $143,331, respectively.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the National Credit Union Administration ("NCUA"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the years ended December 31, 2007 and 2006, cash balances held in financial institutions were in excess of the NCUA's and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

In the prior year, the Company had been involved in litigation with a former officer. During the year 2007, the Company settled that litigation and all other arbitrations to facilitate the Institution Transfer Agreement (Note 9).

Note 9: INSTITUTION TRANSFER AGREEMENT

In September of 2007, the Company and its Parent entered into an Institution Transfer Agreement with another company (the "Purchaser"), whereby the Company agreed to transfer its right, title and interest in all agreements relating to its institutional relationships and the customers thereunder. The agreement further provided that the Company shall assist the Purchaser in maintaining those relationships, transfer its interest in customer relationships relating to its business, and assign all rights and claims associated with these relationships to the Purchaser. The effect of the agreement was to transfer substantially all of the Company's intellectual property, and intangible assets such as trade secrets, databases, client lists and goodwill.

The Purchaser agreed to pay the Company $2,500,000, and deliver 4,386 shares of common stock of the Purchaser's parent. The estimated fair value of the common stock was $1,000,000 making the total purchase price $3,500,000. The net gain on the sale of $3,497,404 is included on the statement of operations as other income.

Under the agreement, all revenue earned from transactions prior to the transfer date, including those for which payment in full had not yet been received were to be retained by the Company.

The 4,386 shares of common stock was immediately distributed to the Parent, and then disbursed amongst the credit unions with equity ownership of the Parent.

Focus was not a party to the agreement and was effectively closed prior to year end.

Note 9: INSTITUTION TRANSFER AGREEMENT (Continued)

Pursuant to this agreement, certain of the Company's key personnel as well as other employees were offered and have accepted employment with the Purchaser or one of its affiliates, leaving the Company without personnel, and only a single credit union to generate new revenue. It is the intent of the Company to continue operations with the single credit union. See Note 11 for subsequent event.

FINRA has granted its approval for the above described transaction and has authorized the Company to continue business operations.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements".

Note 10: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 11: SUBSEQUENT EVENT

Shortly after year end, but prior to the issuance of these financial statements, the Parent sold the Company, its brokerage license and all remaining assets, to the single credit union still doing business with the firm (See Note 9). After the sale, the Company received new funding from its new owner and distributed all of the Parent's equity in the company, including the receivable from related parties, to its former parent.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007 and 2006, the Company's net capital of $1,171,543 and $320,741, exceeded the minimum net capital requirement of $50,000 and $77,542 by $1,121,543 and $243,199, respectively, and the Company's ratio of aggregate indebtedness ($111,485 and $1,163,127, respectively) to net capital was 0.10 to 1 and 3.63 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 13: RECONCILIATION OF UNAUDITED NET CAPITAL TO AUDITED FOCUS

There are differences between the computations of net capital under Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

	December 31,	
	2007	2006
Net capital per unaudited focus	$ 1,170,529	$ 330,353
Adjustments:		
Haircuts on U.S. Treasury Bills	1,014	(749)
Haircuts on money markets	–	55
Undue concentration	–	(8,918)
Total adjustments	–	(9,612)
Net capital per audited statements	$ 1,171,543	$ 320,741

XCU Capital Corporation, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital

	December 31, 2007	December 31, 2006
Stockholder's equity		
Common stock	$ 130,000	$ 130,000
Additional paid-in capital	2,627,431	2,627,431
Accumulated deficit	(224,252)	(983,085)
Total stockholder's equity	2,533,179	1,774,346
Less: Non allowable assets		
Petty cash	–	(265)
Cash held at affiliate greater then four weeks expenses	(408,745)	–
Commission receivable	(15,865)	(41,255)
Property and equipment, net	–	(69,299)
Receivable from related party	(831,173)	(593,130)
Receivable – other	–	(304,829)
Prepaid expenses	(51,779)	(228,077)
Deferred tax assets	(53,571)	(172,600)
Other assets	–	(16,177)
Total subtractions	(1,361,133)	(1,425,632)
Net capital before haircuts on securities	1,172,046	348,714
Less: Haircuts		
Haircuts on U.S. Treasury Bills	(503)	(1,499)
Haircuts on money markets	–	(17,557)
Undue concentration	–	(8,917)
Total haircuts	(503)	(27,973)
Net Capital	1,171,543	320,741
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	7,432	77,542
Minimum dollar net capital required	50,000	50,000
Net capital required (greater of above)	50,000	77,542
Excess net capital	$ 1,121,543	$ 243,199
Percentage of aggregate indebtedness to net capital	0.10 : 1	3:63 : 1

There were differences between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2007 and 2006. See Note 13.

See independent auditor's report.

XCU Capital Corporation, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to XCU Capital Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

XCU Capital Corporation, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to XCU Capital Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

XCU Capital Corporation, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Years Ended December 31, 2007 and 2006

Board of Directors
XCU Capital Corporation, Inc.:

In planning and performing our audit of the financial statements of XCU Capital Corporation, Inc. (the Company), as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 18, 2008

END